December 22, 2011

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.



Eugene Sit

Read about Sit Investment Associates & Sit Mutual Funds founder Eugene Sit.

Christmas Holiday

In observance of Christmas, the Sit Mutual Funds offices will be closed on Monday, December 26th. Transactions received after 3 p.m. central time on December 23rd, will be processed on December 27th. Sit investor services representatives will resume taking calls on Tuesday, December 27th at 7:30 a.m. central time.

November 2011 Markets in Review

After very strong performance in October, domestic equity markets were subdued in November while international equity markets declined. The S&P 500® Index lost -0.2 percent and the MSCI EAFE Index fell -4.9 percent.

The municipal bond market saw appreciation during the month of November with the Barclays 5-Year Municipal Bond Index appreciating +0.8 percent. While U.S. Treasury rates were nearly unchanged for the month, volatility remains high. For example, while the 10 year U.S. Treasury yield fell only 4 basis points to end the month at 2.07 percent, the yield traded in a nearly 25 basis point range. It also experienced several 10 basis point daily swings. Overall, the Treasury curve flattened slightly as the 2 year Treasury yield rose 2 basis points while the 30 year Treasury yield fell 8 basis points, ending the month at 0.25 percent and 3.06 percent respectively.

2011 Year-End Distributions

The amounts of the year-end distributions are now available by viewing the Tax Information page.

New Cost Basis Regulation

New tax regulation requires that you choose a method of cost basis calculation for your accounts that are subject to Form 1099-B tax reporting. Starting with the 2012 tax year, Sit Mutual Funds will be required to report cost basis and gain/loss information to you and to the Internal Reveue Service. We offer a wide variety of cost basis calculation options so you can tailor the method(s) to your own tax situation.

- More information on cost basis and the new regulation.
- Cost Basis Election Form

November Performance Returns Available

Sit Mutual Funds' November 2011 performance returns are available. To view the results go to the Performance page.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.